Exhibit 99.1

Acreage Holdings Reports Third Quarter 2019 Results

New York, NY - November 12, 2019 - Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0VZ), one of the largest vertically integrated cannabis operators in the U.S., today reported financial results for the quarter ended September 30, 2019.

THIRD QUARTER FINANCIAL HIGHLIGHTS

•	Reported third quarter revenue of $22.4 million, a 307% increase compared to the same period in 2018

•	Pro forma revenue* for the third quarter was $42.2 million

•	Reported a net loss attributable to Acreage of $39.9 million

•	Adjusted net loss* attributable to Acreage was $15.0 million

•	Pro forma adjusted EBITDA* was a loss of $9.1 million
*Pro forma revenue, adjusted net loss and pro forma adjusted EBITDA are Non-IFRS measures. Please see discussion and reconciliation of Non-IFRS measures below.
Commented Acreage Chairman and CEO Kevin Murphy: “The third quarter was highlighted by tremendous progress of our long-term plan. We launched great cannabis brands that are receiving strong influencer praise, continued building out our wholesale businesses across our national footprint, and achieved 100 percent retail distribution in the fast growing market of Pennsylvania. Importantly, we also have a path to secure the capital resources necessary to fund our future expansion and acquisition activities. The last six months have been challenging for the entire industry, but as I have emphasized since day one, this is a long game and I have never been more optimistic about the future of Acreage.”
EARNINGS CALL DETAILS
Acreage will host a conference call with management on Wednesday, November 13th at 8:30 AM Eastern Standard Time. The call will be webcast and can be accessed at investors.acreageholdings.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.
Transition from IFRS to U.S. Generally Accepted Accounting Principles
Acreage has determined it no longer qualified as a foreign private issuer under the SEC rules as of June 30, 2019.  Consequently, financial statements will be prepared using U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) beginning with Acreage’s 2019 annual consolidated financial statements to be filed on Form 10-K, expected to be filed in February 2020.
ABOUT ACREAGE HOLDINGS, INC.
Headquartered in New York City, Acreage is one of the largest vertically integrated, multi-state operators of cannabis licenses and assets in the U.S., according to publicly available information. Acreage owns licenses to operate or has management or consulting services or other agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of $16.7 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.
On June 27, 2019 Acreage implemented an arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) with Canopy Growth Corporation (“Canopy Growth”). Pursuant to the Arrangement, the Acreage articles were amended to provide Canopy Growth with an option to acquire all of the issued and outstanding shares in the capital of Acreage, with a requirement to do so, upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement. Upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise the option and, subject to the satisfaction or waiver of certain conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) in exchange for the payment of 0.5818 of a common share of Canopy Growth per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement). If the Acquisition is completed, Canopy Growth will acquire all of the Acreage Shares, Acreage will become a wholly owned subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis. For more information about the Arrangement and the Acquisition please see the respective information circulars of each of Acreage and Canopy Growth dated May 17, 2019, which are available on Canopy Growth’s and Acreage’s respective profiles on SEDAR at www.sedar.com. For additional information regarding Canopy Growth, please see Canopy Growth’s profile on SEDAR at www.sedar.com.

*NON-IFRS MEASURES, RECONCILIATION AND DISCUSSION
This release contains tables that reconcile our results of operations reported in accordance with International Financial Reporting Standards (“IFRS”) to adjusted results that exclude the impact of certain items identified as affecting comparability (non-IFRS). We use EBITDA, adjusted EBITDA, adjusted net loss attributable to Acreage, managed results of operations, and pro forma results of operations among other measures, to evaluate our actual operating performance and for planning and forecasting future periods. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below reconcile our results of operations in accordance with IFRS to the adjusted results mentioned above:

Pro forma Bridge
	QTD		YTD
US$ (thousands)	Q3'19	Q3'18	FY'19	FY'18
Reported Revenue	$22,402	$5,504	$53,044	$10,652
Revenue from Entities under Management or Consulting Agreements*
New England	4,516	4,542	12,753	5,648
Mid-Atlantic	2,222	981	5,478	981
Midwest	2,121	—	5,352	—
West	712	—	1,623	—
Managed Revenue*	$31,973	$11,027	$78,250	$17,281
Pro forma Adjustments*
New England	3,985	6,996	12,193	32,218
Mid-Atlantic	—	—	—	2,111
Midwest	(25)	998	670	1,957
West	6,289	292	20,819	732
Pro forma Revenue*	$42,222	$19,313	$111,932	$54,299

Reconciliation of IFRS to Non-IFRS Measures
US$ (thousands, except per share amounts)	Q3'19	Q3'18	FY'19	FY'18
Net loss (IFRS)	$(51,105)	$(3,979)	$(126,456)	$(2,057)
Income tax expense	3,165	172	10,436	655
Interest (income) expense, net	(170)	1,701	(678)	4,734
Depreciation and amortization	3,487	1,569	8,095	1,844
EBITDA (non-IFRS)*	$(44,623)	$(537)	$(108,603)	$5,176
Adjusting items:
(Income) loss from investments, net	1,458	(3,249)	(770)	(23,119)
Equity-based compensation expense - Plan	12,847	—	50,137	—
Equity-based compensation expense - Plan (CGC Awards)	13,719	—	14,033	—
Equity-based compensation expense - other (1)	4,622	212	9,692	1,353
Non-cash reserve (income) expense	(24)	—	401	—
Fair market value adjustments	(2,520)	(8,591)	(14,210)	(3,594)
Canopy Growth transaction costs	1,515	—	7,580	—
Other non-recurring expenses (2)	616	7,435	9,180	7,895
Adjusted EBITDA (non-IFRS)*	$(12,390)	$(4,730)	$(32,560)	$(12,289)
(1) Of the $9,692 expense in the nine months ended September 30, 2019, $116 and $4,954 was expensed in Q1 2019 and Q2 2019, respectively.
(2) During the three and nine months ended September 30, 2019, the Company began adjusting for costs related to certain acquisition transactions to be more consistent with industry standards. This resulted in a $2,956 and $3,013 addition to Other non-recurring expenses in Q1 2019 and Q2 2019, respectively.

Pro forma Bridge
	QTD		YTD
US$ (thousands)	Q3'19	Q3'18	FY'19	FY'18
Adjusted EBITDA* (1)	$(12,390)	$(4,730)	$(32,560)	$(12,289)
Managed/Pro forma Adjustments*
New England	1,437	3,133	5,443	10,248
Mid-Atlantic	598	(167)	1,722	(153)
Midwest	(563)	(431)	(2,038)	191
West	1,842	(90)	3,108	(420)
Pro forma Adjusted EBITDA* (1)	$(9,076)	$(2,285)	$(24,325)	$(2,423)
(1) During the three and nine months ended September 30, 2019, the Company began adjusting for costs related to certain acquisition transactions to be more consistent with industry standards. This resulted in a $2,956 and $3,013 addition to Other non-recurring expenses in Q1 2019 and Q2 2019, respectively.

Reconciliation of IFRS to Non-IFRS Measures
US$ (thousands, except per share amounts)	Q3'19	Q3'18	FY'19	FY'18
Net loss attributable to Acreage Holdings, Inc. (IFRS)	$(39,864)	$(4,509)	$(97,816)	$(2,787)
Net loss per share attributable to Acreage Holdings, Inc. (IFRS)	$(0.45)	$(0.06)	$(1.15)	$(0.05)
Adjusting items:(1)
(Income) loss from investments, net	$1,126	$(3,249)	$(585)	$(23,119)
Equity-based compensation expense - Plan	9,923	—	38,109	—
Equity-based compensation expense - Plan (CGC Awards)	10,597	—	10,666	—
Equity-based compensation expense - other	3,570	212	7,367	1,353
Non-cash reserve (income) expense	(19)	—	305	—
Fair market value adjustments	(1,947)	(8,591)	(10,801)	(3,594)
Canopy Growth transaction costs	1,170	—	5,762	—
Other non-recurring expenses	476	7,435	6,978	7,895
Total adjustments	$24,896	$(4,193)	$57,801	$(17,465)
Adjusted net loss attributable to Acreage Holdings, Inc. (non-IFRS)*	$(14,968)	$(8,702)	$(40,015)	$(20,252)
Adjusted net loss per share attributable to Acreage Holdings, Inc. (non-IFRS)*	$(0.17)	$(0.11)	$(0.47)	$(0.33)
Weighted average shares outstanding - basic and diluted	89,258	81,583	84,815	61,291
Weighted average NCI ownership %	22.76%	—%	23.99%	—%
(1) Adjusting items have been reduced by the respective non-controlling interest percentage for the period.
Managed results of operations are IFRS reported results plus the results of all entities for which we provide operational assistance to through management or consulting services or other agreements. Such entities operate independently and Acreage has no control over their operations. We do not consolidate revenue from these entities due to lack of control.
Pro forma results of operations are managed results, plus the pre-acquisition results for all acquired entities from the beginning of the applicable period presented through the date prior to the acquisition date.

FORWARD LOOKING STATEMENTS
This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth, including the anticipated benefits and likelihood of completion thereof.
Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; the ability of Acreage and Canopy Growth to satisfy, in a timely manner, the conditions to the completion of the Acquisition; the likelihood of completion of the Acquisition; other expectations and assumptions concerning the transactions contemplated between Acreage and Canopy Growth; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.
Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Media Contact:	Investor Contact:
Howard Schacter	Steve West
Vice President of Communications	Vice President, Investor Relations
h.schacter@acreageholdings.com	investors@acreageholdings.com
646-600-9181	646-600-9181

Robert Vanisko
Director of Communications
r.vanisko@acreageholdings.com
646-600-9181